FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of                             May                         2005
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Commission File Number                       000-51034
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                           ACE Aviation Holdings Inc.
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                (Translation of registrant's name into English)

     5100 de Maisonneuve Boulevard West, Montreal, Quebec, Canada, H4A 3T2
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                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                 Form 20-F                          Form 40-F        X
                          ----------------                    ----------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__________


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__________


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes                             No     X
                              ------------------            ----------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________


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                                 DOCUMENT INDEX

Documents

1. Press Release dated May 19, 2005 relating to the intention to partially monetize the Aeroplan unit.

2. Press Release dated May 20, 2005 relating to the creation of the Aeroplan Income Fund.
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                                                                   Document 1
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                               [GRAPHIC OMITTED]

    ACE AVIATION HOLDINGS ISSUES THE FOLLOWING STATEMENT ON AEROPLAN

    MONTREAL, 19 May, 2005 - Following considerable media speculation on the subject of the potential, partial monetization of its Aeroplan unit, the TSX has today requested that ACE Aviation Holdings provide clarification on its intentions in this regard.

    As it has previously stated, ACE is of the view that Aeroplan is an asset of significant value and has been studying monetization alternatives. At this time, ACE confirms that it is contemplating an imminent, partial monetization of Aeroplan.

    ACE will provide further information regarding its plans as developments warrant.

    Any securities offered in connection with the proposed monetization of Aeroplan will not be registered under the U.S. securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.


    The statements made in this release concerning the Company's future prospects are forward-looking statements that involve risks and uncertainties, which may prevent expected future results from being achieved. For those statements, we claim the protection of the safe harbour for forward-looking statements contained in the securities laws. The Company cautions that actual future performance could be affected by a number of factors, including regulatory change and competitive factors, many of which are beyond the Company's control. Therefore, future events and results may vary substantially from what the Company currently foresees. Additional information identifying risks and uncertainties is contained in the Company's 2004 Management's Discussion and Analysis (MD&A) and in other filings with securities commissions in Canada and the United States.


                                     - 30-

    Contacts:  Isabelle Arthur (Montreal)(514) 422-5788
               Laura Cooke (Toronto)     (416) 263-5576
               Angela Mash (Vancouver)   (604) 270-5741
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                                                                     Document 2
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[GRAPHIC OMITTED}
ACE AVIATION                                                           aeroplan

News Release

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NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR DISSEMINATION IN
THE UNITED STATES


ACE AVIATION HOLDINGS INC. ANNOUNCES THE CREATION OF THE AEROPLAN INCOME FUND

MONTREAL, May 20, 2005 - ACE Aviation Holdings Inc ("ACE") and Aeroplan LP today announced that a preliminary prospectus has been filed with all securities regulatory authorities throughout Canada for an initial public offering of units of the Aeroplan Income Fund (the "Fund"), which will hold an interest of approximately 15% in Aeroplan LP.

Aeroplan is Canada's premier loyalty marketing company, with approximately 5 million active members. Aeroplan benefits from its unique strategic relationship with Air Canada, in addition to its contractual arrangements with leading financial and commercial partners.

Aeroplan LP will distribute a portion of the net proceeds of the offering to ACE, while retaining the balance to partially fund a reserve for Aeroplan Mile redemptions and certain capital expenditures. ACE will use the proceeds for general corporate purposes and will retain control of Aeroplan LP.

The underwriting syndicate is being co-led by RBC Capital Markets, sole bookrunner, CIBC World Markets and Genuity Capital Markets.

In connection with the offering, a commitment letter has been entered into by Aeroplan LP with the Royal Bank of Canada as underwriter and lead arranger in respect of the establishment of $475 million senior secured syndicated credit facilities, subject to the satisfaction of certain customary conditions including the completion of the offering.

"With the formation of ACE last year we streamlined and enhanced our corporate structure with a view to maximizing the inherent value of our overall franchise and each of our business units," said Robert Milton, Chairman, President and CEO of ACE Aviation Holdings Inc. "The Aeroplan public offering represents a giant step forward in the implementation of ACE's strategy of unlocking shareholder value through the monetization of its business units."

"The creation of the Aeroplan Income Fund provides the company with a strong platform for growth to the benefit of both our current and future corporate partners, and our members in Canada and internationally," said Rupert Duchesne, President and CEO, Aeroplan. "This in turn will further fortify Aeroplan's position as Canada's premier loyalty marketing company."

The securities offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or any applicable exemption from the registration requirement of such Act.

This press release does not constitute an offer to sell or the solicitation of any offer to buy nor will there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or jurisdiction.

ABOUT AEROPLAN INCOME FUND

The Fund is an unincorporated, open-ended trust established under the laws of the Province of Ontario, created to indirectly acquire an interest in the outstanding limited partnership units of Aeroplan LP ("LP Units"). After completion of the Offering, ACE will continue to hold a majority interest of the outstanding LP Units.

ABOUT AEROPLAN

Aeroplan provides its commercial partners with loyalty marketing services to attract and retain customers and stimulate demand for these partners' products and services. The Aeroplan Program offers its approximately 5 million active members the ability to accumulate Aeroplan Miles through a network of more than 60 commercial partners, representing more than 100 brands, in the financial, retail and travel sectors and redeem those miles for rewards, including airline seats to more than 700 destinations worldwide, other travel rewards such as hotel rooms and car rentals, selected Future Shop merchandise and a diversified selection of experiential and specialty rewards. Aeroplan was founded in 1984 by Air Canada, Canada's largest domestic and international full-service airline, to manage the airline's frequent flyer program.

Together with its world-class partners, Aeroplan develops and executes innovative and appealing member-targeted marketing programs designed to engage the loyalty of this elite and prestigious segment of Canadian consumers.

For more information about Aeroplan, please visit www.aeroplan.com.

ABOUT ACE AVIATION HOLDINGS

ACE is the parent holding company of Air Canada and ACE's other subsidiaries. Air Canada is Canada's largest domestic and international full-service airline and the largest provider of scheduled passenger services in the domestic market, the transborder market and each of the Canada-Europe, Canada-Pacific, Canada-Caribbean/Central America and Canada-South America markets. Air Canada is a founding member of the Star Alliance network, the world's largest airline alliance group.

In addition, the Corporation owns Jazz Air LP, Aeroplan LP and Destina.ca, which is an on-line travel site. The Corporation also provides Technical Services through ACTS LP, Cargo Services through AC Cargo LP and Air Canada, Groundhandling Services through ACGHS LP and Air Canada and tour operator services and leisure vacation packages through Touram LP.

The statements made in this release concerning future prospects are forward-looking statements that involve risks and uncertainties, which may prevent expected future results from being achieved. All dollar amounts in this release are in Canadian dollars. For those statements, we claim the protection of the safe harbour for forward-looking statements contained in the securities laws. ACE and Aeroplan caution that actual future performance could be affected by a number of factors, including regulatory change and competitive factors, many of which are beyond the control of ACE and Aeroplan. Therefore, future events and results may vary substantially from what ACE and Aeroplan currently foresees. Additional information identifying risks and uncertainties is contained in the preliminary prospectus of the Fund and in ACE's 2004 Management's Discussion and Analysis (MD&A) and in other filings with securities commissions in Canada and the United States.


                                     - 30 -


Contacts:  Isabelle Arthur (Montreal)     (514) 422-5788
           Laura Cooke (Toronto)          (416) 263-5576
           Angela Mah (Vancouver)         (604) 270-5741
           Gillian Hewitt (Aeroplan)      (416) 352-3706

Internet:  aircanada.com
           aeroplan.com
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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                ACE AVIATION HOLDINGS INC.
                                           -----------------------------------
                                                      (Registrant)

Date:    May 20, 2005                          By:  /S/ SYDNEY J. ISAACS
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                                               Name:  Sydney J. Isaacs
                                               Title: Senior Vice President,
                                                      Corporate Development
                                                      and Chief Legal Officer